UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES ACT OF 1934
For the month of March, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑      Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
Rob Morton	David Roy
Corporate Communications	Investor Relations
(781) 902-8139	(781) 902-8033
robert.morton@iona.com	david.roy@iona.com
IONA ACQUIRES C24
C24 Brings Additional Data Services Capabilities to the
Artix Family of Distributed SOA Infrastructure Solutions
DUBLIN, Ireland & WALTHAM, Mass. — March 06, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments, today announced the acquisition of C24, a leading software development firm specializing in data management and transformation technology. C24 is privately held, and financial terms of the transaction were not disclosed.
The all-cash acquisition of C24 brings additional data services capabilities to the Artix™ family of Distributed SOA Infrastructure solutions and expands on an existing agreement that allows IONA to resell C24 technology. Large scale, performance demanding SOA deployments require that data transformation be executed quickly, at runtime, and C24’s solution has been designed and optimized to meet these requirements. In addition, powerful graphical development tools eliminate the need to write code. These C24 capabilities dramatically reduce customer development and ongoing maintenance costs and improve performance. Further, C24 delivers rules-based data validation functionality that helps ensure the integrity of the data used in an SOA deployment. Like IONA’s Artix Enterprise Service Bus (ESB), C24’s data services capabilities are deployed at system endpoints and do not require expensive and inflexible centralized servers to perform data transformations.
“The core philosophy of standards-based, distributed computing has been embraced by C24, and consequently the company’s technology is very much in line with that of IONA and Artix. This acquisition is a natural extension of how we enable our customers to generate greater ROI from their existing and future IT assets and reduce their fixed cost of IT ownership,” said Peter Zotto, CEO, IONA. “This acquisition expands IONA’s ability to provide the products and services our customers need to deploy truly distributed SOA infrastructure solutions, independent of existing platforms, transports, protocols, and now data formats.”
C24’s current market focus is on supporting Global 2000 customers in the financial services industry, historically a strong vertical market for IONA. C24 offers a range of technology solutions, including pre-built message libraries of data services standards driving the financial services industry such as SWIFT, FpML, ISO 20022/UNIFI, SEPA and FIX. IONA plans to grow the existing data services solutions for the financial services industry and work toward specific solutions for vertical markets such as telecommunications and government in the future.
“Having already worked closely with IONA on customer engagements, we’re excited by the opportunity to take the relationship to this next level and to have our technology become a part of the Artix family,” stated Wayne Meikle, managing director and co-founder, C24. “There are tremendous efficiency benefits for customers deploying distributed SOA using our combined technologies. The ability for customers to have supported industry standard data services libraries; to model and validate data; to transform to and from any legacy data format; and to deploy these data services into a distributed SOA infrastructure is the basis for the next generation of infrastructure integration solutions.”
Conference Call
Interested parties are invited to join a conference call this morning at 10:00 am EST (3:00 pm GMT). Participants can dial 866-617-1526 in the US or 210-795-0624 internationally. The audio Webcast can be accessed at www.iona.com/investors. The pass code for access to the conference call and Webcast is IONA. A replay of the call will be available through April 6, 2007 and can be accessed at www.iona.com/investors or by dialing 800-455-0163 in the US or 203-369-3804 internationally.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. The Artix™, family of distributed SOA infrastructure solutions enables customers to leverage service-oriented architecture to streamline and modernize IT environments. The Celtix™ family of open source SOA infrastructure products allows customers to take advantage of the economic benefits associated with the use of open source software.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
About C24
Headquartered in London, with 12 employees, C24 is a financial services message standards specialist. C24 integration technology includes Support Pack bundles of services and maintained data models for a range of specialized highly targeted and business-specific usage scenarios such as SWIFT FIN, ISO 7775 and 15022, ISO 20022, CREST, OMGEO, FpML, TRAX, and FIX. C24 clients include a blue-chip installed base in the US, UK and Europe covering central banks, exchanges, clearing houses and major investment banking firms as well as independent software vendors.
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This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding future financial performance, profitability and future operating performance. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to IONA’s cost management efforts; growth in market demand for service oriented architectures; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; delays or issues with the development, launch and market acceptance of new and improved products; undetected errors in software; the integration of this or any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Celtix, Celtix Enterprise and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: March 6, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer